NOVA RESOURCES INC.
                              102 West One Panorama
                              18 Fitzwilliam Street
                                    Sheffield
                                 England S1 4JQ
                           Telephone: 44-796-817-1519
                              Fax: 44-870-130-0806


January 12, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20002
Mail Stop: 4561

Attention:   Hugh Fuller, Division of Corporate Finance

Dear Sirs:

Re: Nova Resources Inc. - Registration Statement on Form SB-2 Amendment No. 1 - File No. 333-125695

Further to our telephone conversation with Barbara Jacobs, we are re-filing our registration statement on Form SB-2 with financial statements updated to September 30, 2005. We confirm that you are in receipt of the geology report relating to the Tryme property. As well, our new address and contact information is provided above, as well as in our amended registration statement.

In addition, we provide the following responses to the comments in your letter dated September 14, 2005:

Prospectus
Cover Page
----------
1. Prior comment 1. We note your response that you have not had any discussions with market makers regarding the quotation of your securities on the OTC Bulletin Board. However, the disclosure on your cover page indicates that you intend to offer your securities at $.10 per share until "[y]our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices." We believe that this statement may give potential investors the impression that your securities will be quoted on this system in the near future. Please clarify here and else where appropriate the current status of your efforts to have your securities quoted.

         We have clarified throughout our registration statement that there is no guarantee that our stock will be quoted for trading on the OTC Bulletin Board. We have also disclosed that we have not had any discussions with market makers regarding the quotation of our securities on the OTC Bulletin Board.

Risk Factors, pages 7-10
------------------------
2. Your first risk factor should disclose that it is anticipated that any additional financing requirements will be satisfied through the sale of stock or director loans as now reflected in Plan of Operations pursuant to our prior comment 14. Supplementally advise as to the basis of the statement that Mr. Craven, the sole officer and director, has the capability to make loans to Nova to fund future operations, if needed.

         We have disclosed in the noted risk factor that we anticipate that any additional financing requirements will be satisfied through the sale of our stock or director loans. Mr. Craven has the capability to make loans to us through his personal and family funds.

3.       Please  add  a  risk  factor  that  addresses   that  fact  that:   the
         probability of this prospect ever having "reserves" that meet the requirements of Industry Guide 7 is extremely remote; in all probability the property does not contain any reserves; an any funds spent on exploration will probably be lost.

         The risk factor under the heading "BECAUSE OF THE SPECULATIVE NATURE OF EXPLORATION OF MINING PROPERTIES, THERE IS A SUBSTANTIAL RISK THAT OUR BUSINESS WILL FAIL." contains the requested disclosure.

4. Please expand the factor regarding Mr. Craven's lack of technical expertise to address his apparent lack experience in running not just a mining company but any company.

         We have revised the noted risk factor to disclose risks associated with Mr. Craven's lack of business experience.

5. Please expand the factor regarding the cost of being a public company to include an estimate of those costs, which is now reflected in Plan of Operations pursuant to our prior comment 14.

         We have expanded the risk factor regarding the cost of being a public company to include an estimate of these costs.

6. Since you do not intend to qualify Nova's stock for sale under applicable state blue sky regulations, please include a risk factor highlighting this fact and addressing the effect that this may be expected to have upon shareholders.

         We have added the following risk factor:

         BECAUSE WE ARE NOT OBLIGATED TO QUALIFY OUR STOCK FOR RESALE UNDER APPLICABLE STATE SECURITIES LAWS, OUR SHAREHOLDERS MAY INCUR COSTS IN QUALIFYING STOCK FOR RESALE OR DETERMINING WHETHER STOCK SALES ARE EXEMPT FROM STATEMENT SECURITIES REQUIREMENTS.

         We have not taken any steps to ensure that the selling shareholders may resell their shares in any particular state. Each selling shareholder shall be responsible for determining whether a resale of the shares is exempt from state securities registration requirements or for any filing or disclosure requirements.

Determination of Offering Price, page 11
----------------------------------------
7. Prior comment 4. Please provide us with a copy of your business plan. Supplementally advise: how Mr. Craven became aware of the mineral claim held by Mr. Braden; the time period of negotiations for the purchase of the claim; and how Mr. Craven became acquainted with Mr. Macdonald, the geologist who prepared the report on the Tryme property and other Braden claims.

         The business plan referred to our prior response to Comment 4 was an informal one verbally adopted by our Board of Directors.

         Mr. Craven  became  aware  of  Mr. Braden  at  a  mineral   exploration
         conference held in Vancouver, British Columbia in 2004. In January 2005, Mr. Craven contacted Mr. Braden about mineral exploration properties that he had for sale. Negotiations for the purchase of the Tryme property were concluded later than month. As part of our agreement with Mr. Braden, he arranged for Mr. Macdonald to prepare a geology report concerning the Tyme property.

Directors, Executive Officers, Promoters and Control Persons, page 17
---------------------------------------------------------------------
Biographical Information, page 17
---------------------------------
8. Please more fully disclose the nature of the part-time consulting performed by Mr. Craven for Swiss Financial Services Company from 1995 through 2002. Please also disclose what, if any, family relationship existed between Mr. Craven and this company. Clarify whether these services were performed in Switzerland or in the United Kingdom.

         We have also disclosed that Mr. Craven provided consulting services relating to working practices and systems, including preparation of accounting and computerized systems.

         Mr. Craven's father was also an employee of the company at the time, but did not own any interest in the company.

         We have also disclosed that Mr. Craven performed his employment services in England and Switzerland.

Description of Business, pages 20-24
------------------------------------
9. Please provide a clear statement that the Tryme property is without known reserves and the proposed program is purely exploratory in nature. Please also discuss who will be overseeing the exploration work on the Tryme property.

         We have added the requested disclosure in this section.

10.      Prior  comment 3. Please  disclose  how  Mr.  Craven plans to  manage a
         company  in  the  Northwest  Territories  of  Canada   while  attending
         university in Sheffield, England.

         Mineral property exploration ventures do not necessarily require that management attend the property being explored. It is common for such companies to retain independent geological consultants who conduct exploration and provide management with updates and results. As disclosed, Mr. Craven will devote approximately 20% of his time to our affairs, which will provide him with sufficient time to arrange exploration programs, retain qualified consultants, review results and source additional financing.

Geological Assessment Report: Tryme Property, page 22
-----------------------------------------------------
11. Prior comment 13. We have not received Mr. Glen MacDonald's geological assessment report, as stated in your letter of August 18, 2005. We will not continue our review until this report is furnished to us.

         We enclose a copy of Mr. Macdonald's geology report.

Financial Statements
--------------------
12. Provide a current consent in any amendment and consider the updating requirements of Item 310(g) of Regulation S-B.

         We have included a current consent from the independent accountants.

Legality Opinion
----------------
13.      Your legality opinion does not reference Nevada law. Please revise.

         We enclose a revised legal opinion that references Nevada law.

Yours truly,

         /s/ Alexander James Craven


         Nova Resources Inc.
         Alexander James Craven, President